Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199125

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 4 DATED APRIL 15, 2015
TO THE PROSPECTUS DATED FEBRUARY 6, 2015

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated February 6, 2015, as supplemented by Supplement No. 1 dated February 25, 2015, Supplement No. 2 dated March 27, 2015, and Supplement No. 3 dated April 7, 2015. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 4 is to disclose:

•	the status of our current public offering; and

•	the entry into a purchase and sale agreement.

Status of Our Current Public Offering
Following the completion of our $1.1 billion initial public offering of common stock, we commenced our follow-on public offering of $700.0 million in shares of common stock on February 6, 2015, of which up to $500.0 million in shares are being offered pursuant to our primary offering and up to $200.0 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of April 14, 2015, we received and accepted subscriptions in our offering for 2.9 million shares, or $29.2 million. As of April 14, 2015, 66.7 million shares remain available for sale pursuant to our offering, including shares offered pursuant to our DRP. Our primary offering is expected to terminate on the earlier of the date that all of the shares offered in the offering are sold and February 6, 2017, unless extended by our board of directors as permitted under applicable law and regulations.

Entry into a Purchase and Sale Agreement
On February 18, 2015, we, acting through a subsidiary of our operating partnership, entered into a purchase and sale agreement and joint escrow instructions, or the purchase agreement, with subsidiaries of Fountains Senior Living Holdings, LLC, part of Arcapita, collectively the sellers, for the purchase from the sellers of a portfolio of continuing care retirement communities, or CCRCs, nine of which are operated as rental CCRCs, or the rental properties, and six of which are operated as entrance fee CCRCs, or the entrance fee properties, and together with the rental properties, the portfolio, for an aggregate gross purchase price of approximately $640 million. The portfolio contains approximately 3,637 units (including 23 contracted life estate units), 65% of which are rental properties and 35% of which are entrance fee properties, and is located in 11 states. On April 9, 2015, our deposit of approximately $20 million toward the purchase of the portfolio became non-refundable, subject to customary closing conditions as more fully described in the purchase agreement.

At the closing of the purchase agreement, or the closing, we will purchase the entrance fee properties, through one or more of our subsidiaries, and lease them to affiliates of The Freshwater Group, Inc., or Freshwater, pursuant to a master net lease. At the closing, the rental properties will be purchased by a joint venture, or the joint venture, formed on April 9, 2015 between us, through one or more of our subsidiaries, and affiliates of Freshwater, and will be held under a RIDEA structure. We and Freshwater own 97% and 3%, respectively, of the ownership interests in the joint venture.

Pursuant to the limited liability company agreement of the joint venture, or the JV agreement, we are the manager and control the joint venture’s business and affairs, subject to Freshwater’s consent with respect to certain major decisions. Under the terms of the JV agreement, subject to satisfaction of certain return thresholds being satisfied, all distributions of net operating cash flow will be made to us and to Freshwater on a pro rata basis in accordance with each party’s percentage interest in the joint venture. Distributions of capital and other proceeds are based on certain performance thresholds in accordance with the JV agreement. The JV agreement also contains customary forced sale, buy-sell and other liquidity provisions.

Watermark Retirement Communities, Inc., a national operator of senior living facilities and an affiliate of Freshwater, will continue as the day-to-day operator of the portfolio.

Pursuant to the purchase agreement, the closing is scheduled to occur on June 1, 2015. The closing is subject to a number of customary closing conditions, including, but not limited to, (i) the accuracy of the representations and warranties made by the parties in the purchase agreement and (ii) the compliance by the parties with their respective covenants in the purchase agreement, in each case subject to customary materiality qualifiers. There is no assurance that the acquisition of the portfolio will close on the anticipated terms, or at all.

We expect to finance the acquisition of the portfolio with seven-year debt, with a fixed interest rate of 3.92%, equal to approximately 64% of the purchase price of the portfolio. In connection with such financing, on April 10, 2015, we delivered to the lender a rate-lock deposit in the amount of approximately $8 million, which is non-refundable except in limited circumstances.

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